Exhibit 99.1

Newater Technology, Inc. Announces Termination of Acquisition Agreement to Acquire AMS Technologies Int. (2012) Ltd

Yantai, China, March 14, 2019 /PRNewswire/ -- Newater Technology, Inc. (NASDAQ: NEWA) (“NEWA”, “we”, “our” or the “Company”), a service provider and manufacturer of membrane filtration equipment and related hardware and engineered systems that are used in the treatment, recycling and discharge of wastewater, today announced it has terminated the acquisition agreement to acquire AMS Technologies Int. (2012) Ltd (“AMS”) an Israeli company that develops special membrane materials. There is no impact on NEWA’s operating results associated with terminating the agreement.

On December 1, 2018 NEWA previously announced it entered into an acquisition agreement to acquire AMS with an expected closing date of March 2019.

“NEWA has worked diligently to consummate this acquisition since November 2018; however, NEWA and AMS could not reach mutual agreement during closing phase, and the termination does not reflect on the seller or seller’s business, ” said Yuebiao Li, Chairman and Chief Executive Officer of NEWA. “We therefore exercised our right to terminate the agreement today and we remain focused on continuing to develop our products and enhance the value of our businesses. At the same time, we are keenly following the global technological trends in the industry and will keep on exploring opportunities to purchase, cooperate or acquire advanced technologies or companies in our industry.”

About Newater Technology, Inc.

Founded in 2012 and headquartered in Yantai, China, Newater, operating its business through its wholly owned subsidiary Yantai Jinzheng Eco-Technology Co., Ltd. (“Jinzheng”), is a service provider and manufacturer of membrane filtration equipment and related hardware and engineered systems that are used in the treatment, recycling and discharge of wastewater using DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes. Newater also provides integrated technical solutions in engineering support and installation, technical advice and wastewater treatment services, and other project-related solutions to turn wastewater into reusable water. More information about the Company can be found at www.dtnewa.com

The Company's core business includes:

-Wastewater treatment and reuse of high quality reclaimed water;

-Treatment of hypersaline and highly-polluted wastewater and achieve zero-liquid discharge;

-Highly efficient treatment of landfill leachate;

-Process and recycle salts from acid or alkaline wastewater.

More information about the Company can be found at: www.dtnewa.com

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its ability to acquire advanced technologies or companies in its industry are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Newater Technology, Inc.	Yantai Jinzheng Eco-Technology Co., Ltd.
Zhuo Zhang (CFO) Phone: +86 (535) 625-8200 Email: CFO@dtnewa.com	Ike Ma (Corporate Manager) Phone : +86 188-6551-5312 Email : qlma@jinzhenghb.com

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